15026565

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC MAIL PROCESSING RECEIVED MAY 27 2015 WASH, D.C. 189 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ondra Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 27 2015 17 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Ondra Partners LP

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition of Ondra Partners LP at March 31, 2015, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn to before me

Evelyn S Davis

EVELYN S DAVIS
Commission # 2410368
Notary Public, State of New Jersey
My Commission Expires
July 08, 2016

Ondra Partners LP
Index
March 31, 2015

Page(s)

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Ondra Partners LP
New York, New York

We have audited the accompanying statement of financial condition of Ondra Partners LP, (a Delaware Limited Partnership) as of March 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Ondra Partners LP as of March 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
May 19, 2015

Ondra Partners LP

Statement of Financial Condition
March 31, 2015

Assets		
Cash	$	38,363
Other assets		1,236
Total assets	$	39,599
Liabilities and Partners' Capital		
Liabilities - accounts payable and accrued expenses	$	1,696
Partners' capital		37,903
Total liabilities and partners' capital	$	39,599

See notes to financial statement.

1. Organization and Business

Ondra Partners LP (the "Partnership"), was formed under the laws of the State of Delaware to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services. The Partnership is owned by Ondra (US) GP, LLC (the "General Partner") and Ondra (US) LP (the "Limited Partner"). Both the General Partner and the Limited Partner are owned by Ondra LLP. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Partnership has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

3. Income Taxes

The Partnership does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

The Partnership has a net operating loss carryforward of approximately $105,000 for New York City Unincorporated Tax purposes that will begin to expire in 2035.

The General Partner is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce net assets.

Based on its analysis, the General Partner has determined that the Partnership has not incurred any liabilities for unrecognized tax benefits as of March 31, 2015. However, the General Partners' conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed.

4. Transactions with related party

The Partnership maintains an administrative services agreement (the "Agreement") with the Limited Partner. Pursuant to the agreement, the Limited Partner provides accounting, administrative, office space, human resources and other services.

During 2015, the Limited Partner forgave $90,000 due pursuant to the Agreement and the Partnership reclassified such amounts as additional capital contributions.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Regulatory Requirements

The Partnership is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Partnership had net capital of approximately $37,000 which exceeded the required net capital by approximately $32,000.

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Partnership does not hold customers' cash or securities.

```
errordict begin /handleerror { $error begin newerror { /newerror false
def showpage 72 72 scale /x .25 def /y 10 def /Helvetica findfont .2
scalefont setfont x y moveto (PostScript Error Handler)
show /y y .2 sub .2 sub def x y moveto
(Offending Command = ) show /command load { dup type /stringtype ne { (
max err string ) cvs } if show } exec /y y .2 sub def x y moveto (Error
= ) show errorname { dup type dup ( max err string ) cvs show ( : ) show
/stringtype ne { ( max err string ) cvs } if show } exec /y y .2 sub def
x y moveto (Stack =) show ostack { /y y .2 sub def x 1 add y moveto dup
type /stringtype ne { ( max err string ) cvs } if show } forall showpage
} if end } def end
% Pull off the job specific values:
%-----------------------------------
/domain (INTINVSOL) def
/name (mrubino) def
/domainname (INTINVSOL\\mrubino) def
/jobid(12) def
/date (5/26/2015) def
/time (7:08:25 PM) def
% Get the page limits
%--------------------
newpath clippath closepath pathbbox
/ymax exch def
/xmax exch def
/ymin exch def
/xmin exch def
/PrintWidth xmax xmin sub def
/PrintHeight ymax ymin sub def
% Define some handy procedures and values
%-----------------------------------------
/inch {72 mul} def
/White 1 def
/Black 0 def
/Gray .9 def
/CenterString {
    /str exch def /width exch def
    width str stringwidth pop sub 2 div 0 rmoveto
    str
} def
% Print the printers logo (if any)
%---------------------------------
/SysPrint where
{
    pop
    SysPrint
}{
    /Times-Roman findfont .5 72 mul scalefont setfont
    PrintWidth 2 div 6 72 mul moveto
    (\\\\server\\name) dup stringwidth pop 2 div neg 0 rmoveto show
    PrintWidth 2 div 5 72 mul moveto
    (PSCRIPT Page Separator) dup stringwidth pop 2 div neg 0 rmoveto show
}ifelse
% Set some standard parameters
%-----------------------------
100 0 {dup mul exch dup mul add 1 exch sub} setscreen
2 setlinewidth 2 setmiterlimit
% Clear and outline the title area
%---------------------------------
newpath
xmin ymax moveto
```